EXHIBIT 12

PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS OF SUBSIDIARY

(In thousands, except ratios)

	Nine Months Ended September 30, 2007		Year Ended December 31,
			2006	2005	2004	2003	2002
Earnings (loss):
Net earnings (loss)	$(159,669)		$94,891	$4,083	$23,685	$78,471	$(3,069)
Provision (benefit) for taxes	52		42	46	46	(172)	254
Distributions on preferred securities of subsidiary	5,563		5,683	3,865	2,138	1,854	—
Income (loss) from continuing operations before taxes(b)	(154,054)		100,616	7,994	25,869	80,153	(2,815)
Add:
Fixed charges	20,832		16,698	6,589	3,033	1,854	—
Subtract:
Distributions on preferred securities of subsidiary	(5,563)		(5,683)	(3,865)	(2,138)	(1,854)	—
Adjusted earnings (loss)	$(138,785)		$111,631	$10,718	$26,764	$80,153	$(2,815)
Fixed charges:
Interest expense	15,036		10,849	2,660	881	—	—
Amortization of capitalized debt issuance costs	233		166	64	14	—	—
Distributions on preferred securities of subsidiary	5,563		5,683	3,865	2,138	1,854	—
Total fixed charges and preferred distributions	$20,832		$16,698	$6,589	$3,033	$1,854	$—
Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary(a)	(6.66	)(c)	6.69	1.63	8.82	43.23	—

(a)	In 2002, the ratio was not applicable as no fixed charges were incurred in such years.
(b)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.
(c)	Due to the loss for the nine months ended September 30, 2007, the ratio coverage was less than 1:1. Additional earnings of $159.6 million would be needed to achieve the coverage ratio of 1:1.